Contact

www.linkedin.com/in/edward-haynes-108255b5 (LinkedIn)

Top Skills

Event Management
Social Media
Sales

Edward Haynes

Managing Partner and Co-Founder - EJH Distribution (Glamping, Event Tents And Unique Temporary Structures) / Superior Tent Rentals Alberta / Posh Outdoors - Iconic Stays In Nature
Canada

Summary

Supplying Innovative, Customisable and Highly Certified Temporary Structures and Glamping Structures / Event Tents to the United States and Canada.

www.ejhdistribution.com

Tent Rentals across Alberta and western Canada.

www.superiortentrentals.com

Experience

EJH Distribution Ltd - Glamping - Tents - Unique Structures

Co-Founder and Managing Partner
October 2019 - Present (4 years 7 months)
Edmonton, Canada Area

North American Distributors of Creative Structures and De Waard Tents, made and manufactured in the Netherlands, Europe.

Superior Tent Rentals

Co-Founder and Managing Partner
May 2021 - Present (3 years)
Edmonton, Alberta, Canada

Alberta's newest tent rental company. Specializing in event, hospitality, and industrial structures, STR has Alberta's widest selection of tenting inventory, including classic favourites, South African Stretch tents and innovative new designs from Europe.

Posh Outdoors

Co-Founder - Chief Supply Chain Officer
March 2024 - Present (2 months)
Edmonton, Alberta, Canada

Posh Outdoors partners with owners of iconic properties to bring a new luxury standard to glamping and outdoor vacations; with locations teeming with natural beauty, best-in-class glamping structures, amazing guest experiences, eco-responsible lodging practices and much more.

Capability Events Ltd
Director Of Business Development
January 2006 - Present (18 years 4 months)
Cheltenham, United Kingdom

Academy Marquees
Business Development and Event Management
March 2006 - February 2017 (11 years)
Surrey, United Kingdom

Education

University of Leicester
Bachelor of Arts - BA, History · (2009 - 2013)